2001 ANNUAL REPORT

RECD S.E.C.
MAY 2 1 2002
1086



P.E 12-30-2001
AR/S



PROCESSED
JUN 0 4 2002
THOMSON FINANCIAL



Insurance Auto Auctions, Inc.

Corporate Profile

Insurance Auto Auctions (IAA or the Company) is a leading provider of customer-valued automobile salvage and claim services to insurance companies and other suppliers. The Company uses a network of 62 salvage centers and cooperative agreements to provide services throughout the U.S. market. To its thousands of suppliers and buyers, the Company is known for its innovative methods in streamlining the total loss vehicle process and in finding ways to save money and improve returns to its customers.

About the Cover *(left to right)*

1. *Geographic expansion via acquisition and the building of new facilities such as Grand Rapids, Mich. shown here, is part of IAA's comprehensive strategy for expanding operations in markets that can leverage existing relationships.*
2. *Positive changes in IAA's management team have led to sustained progress in addressing the core issues that will improve performance and enhance long-term profit potential.*
3. *IAA's outstanding level of customer service is a competitive advantage in many markets.*
4. *IAA's sales organization is focused on creating solutions that reduce claims cycle time and deliver optimum financial returns to its vehicle-provider customers.*
5. *Technological and operational improvements that have been or will be made are done with the vision of obtaining the highest possible net salvage recovery in the least amount of time—one vehicle at a time.*

Table of Contents

Financial Highlights 1
Letter to Shareholders 2
Review of Operations 5
Selected Financial Data 10
Common Stock Information 10
Management's Discussion and Analysis .. 11
Consolidated Financial Statements 15
Notes to Consolidated Financial Statements 19
Independent Auditors Report 23
Locations 24
Directors, Officers and Corporate Information 25

Consolidated Financial Highlights

(dollars in thousands)	**December 30, 2001**	December 31, 2000	% Increase (Decrease)
Revenues	**$292,990**	$333,176	(12.1)
Earnings (loss) from operations*	**(5,209)**	17,894	(129.1)
Net earnings (loss)	**(4,360)**	10,489	(141.6)
Basic earnings (loss) per share	**(.37)**	.90	(141.1)
Diluted earnings (loss) per share	**(.37)**	.88	(142.0)
Cash and cash equivalents	**$ 24,467**	$ 30,938	(20.9)
Working capital	**25,286**	53,204	(52.5)
Total assets	**278,204**	265,707	4.7
Shareholders' equity	**188,994**	187,741	0.7

**Includes special charges of $8.0 million in 2001 and $4.8 million in 2000.*

To Our Shareholders



Thomas C. O'Brien
Chief Executive Officer

The past year proved to be a period of change and transition for Insurance Auto Auctions, as we focused our resources on positioning the company for the long term. While the general business environment in which we operate has remained sound, this year our operating results were negatively impacted by an unfavorable revenue mix and significant operational inefficiencies, which we have begun to address. Over the past year, we have been involved in an organization-wide turnaround, re-evaluating all aspects of our business and identifying key strategic areas for improvement. In 2001, we took the steps necessary to create a new operational plan, and we have implemented several initiatives to directly influence these areas.

As we enter 2002, the key strategic initiatives that we have implemented to address our situation include:

1. Appointing a new management team;
2. Exiting under performing purchase agreement contracts;
3. Standardizing company-wide operations with a business process re-engineering project;
4. Initiating an enterprise-wide information systems redesign project; and
5. Expanding strategically, both organically and through acquisition.

New Management Team

We believe that in order to drive change throughout the organization, we must have the right people in the right places. Therefore, the changes to the management team in the past year have focused on bringing new talent and a new culture to Insurance Auto Auctions. Following my appointment as CEO in November 2000, we continued to strengthen our team during 2001 by bringing on board a new COO and CFO, and VP's of HR, Field Support and Facilities. Also, in January 2002 we hired Ed Fares as our new CIO, further validating our commitment to driving organizational change and, ultimately, accelerating profitability through the complete overhaul of our systems. There were also changes across our management structure that served to strengthen the leadership throughout our organization.

It is also critical that we challenge our people to take ownership and responsibility for their business. Toward that end, we have restructured our annual bonus programs throughout the organization to more closely align our long-term interests with those of shareholders. By doing so, we have created a more incentive-driven work environment that will encourage an even stronger performance by our employees in the future.

Exit of Purchase Agreement Method of Sale

The second strategic initiative is one that we've been discussing for a long time and are now more aggressively implementing - exiting the purchase agreement method of sale. In the past year, we took the necessary steps to accelerate the exit of this method of sale, with the intention of converting these clients to consignment fee relationships that should generate more attractive, predictable margins going forward. We have committed to driving assignments received from purchase agreement contracts to under 8% in 2002 from an average of 30% in 1999.

Business Process Re-engineering Project

We also began a major business process re-engineering project in October driven by New Hampshire-based Synergetics Installations Worldwide. The company's goal in working with the Synergetics team is to design and apply new standards and practices aimed at

1) improving IAA's operational efficiency; 2) standardizing processes; and 3) implementing tools to measure performance within critical areas of field operations.

IAA's field employees have played an instrumental role in the project's development. Synergetics has coordinated a number of employee focus groups aimed at identifying the best practices to be employed throughout IAA's operations.

As of the end of 2001, Synergetics' areas of focus have been branch staffing, productivity in the yard and office, and service center and national/regional network consolidation opportunities. Specifically, Synergetics has completed a top-to-bottom evaluation of the company's yard layout, vehicle assignment, enhancements, title processing, auction process and transaction processing, in addition to developing metrics to measure all of the above processes. Synergetics is focused on improving workflow efficiencies and eliminating redundancies throughout the company.

The final step of the project is to implement standard operating procedures based on demonstrated best practices. A set of Key Performance Indicators will be utilized by IAA to create uniformity across the company by establishing measurement tools in major areas of the business. The Key Performance Indicators include financial, customer service and productivity metrics.

The cost of the business process re-engineering project is expected to exceed $2 million, and we plan to roll out the new standardized "best practices" in the first half of 2002. The anticipated annual cost savings of the project are in excess of $5 million per year, although we don't expect to realize the full benefits until 2003.

Enterprise-wide Information Systems Redesign Project

Upgrading our information systems remains a top priority in our new operating plan. In July, we retained the services of SEI Information Technology, a leading IT solutions provider and professional services firm based in Chicago. Our goal is to create a single, efficient centralized repository for data and to design and implement a new system to manage the salvage and auction process. The scope of the project will include the redesign of vehicle registration and tracking, financial reporting, transaction settlement, title transfer and branch and headquarter communications. This project will also result in improved information systems important to facilitating our Internet capabilities. By offering a seamless, single point to access all of our products and services, the fundamental way in which we do business will be significantly enhanced for both our salvage providers and buyers. The automotive salvage process will be much faster, easier and efficient, making Insurance Auto Auctions a greater place to do business than ever before. The new operating system has been named ASAP (Automated Salvage Auction Process).

We anticipate that the ASAP project will last through 2002, with a planned rollout in the second half of the year, and we expect to realize benefits across the entire company. We anticipate the project to cost up to $10 million for development, equipment and implementation. Most of the anticipated savings associated with this project will be the result of lower branch transaction processing and back-end support costs. Furthermore, by improving the speed, efficiency and ease-of-use of our systems, we expect to significantly enhance the overall client experience when working with IAA.



Joseph F. Mazzella
Chairman of the Board

We expect that our integrated efforts on the business process re-engineering and systems redesign projects will be critical in providing our customers with efficient service and, over the long term, boost corporate profitability through streamlining operations. We expect the cost savings of our combined efforts to exceed $15 million per year.

Strategic Expansion

While improving internal operations, with the systems redesign and business process re-engineering initiatives being paramount in importance in 2002, we also expect to continue expanding our operations. Our growth strategy continues to focus on three main objectives. First, we look for organic growth in existing markets where our facilities are presently at or approaching capacity. Second, we strive to expand logically into adjacent markets where we can leverage existing relationships and infrastructure. This type of strategic expansion reduces integration risk and provides a quicker return on capital. Lastly, we are always evaluating particular regions that are largely under penetrated. During the year we expanded our reach with seven new sites throughout the U.S., including Grand Rapids, Michigan, Longview and Austin, Texas, Hartford, Connecticut, Philadelphia and Pittsburgh, Pennsylvania, and Albuquerque, New Mexico, bringing the total number of sites across the country to 62 at the end of 2001. We had added six branches in 2000, two in 1999 and two in 1998.

The initiatives I just listed are intended to make IAA a stronger, more profitable company that is better positioned for long-term growth. We intend to improve the revenue mix, making it more predictable with more attractive margins. We are working to enhance productivity by reducing labor and back office expenses, sharing best practices and re-evaluating processes such as our towing operations. On the systems front, our ultimate goal is to enhance the customer experience when using IAA's services, thereby, encouraging repeat business. In the end, these initiatives should promote greater unity throughout the organization and produce a more cohesive corporate culture.

The changes underway will ultimately benefit customers, employees and shareholders. Although this is an arduous process, we are on the right track. We have charted the path of our turnaround and are pleased with our progress so far. We still have a significant amount of work to do, however, to unlock the full potential inherent in the business. Also, given the scope of these initiatives, we won't begin to see the financial benefits associated with some of them until 2003. I look forward to communicating our progress throughout 2002 as Insurance Auto Auctions continues to position itself for greater growth and profitability in the future.

Sincerely,



Thomas C. O'Brien
Chief Executive Officer



Joseph F. Mazzella
Chairman of the Board

Review of Operations

Insurance Auto Auctions was founded in 1982 and became a publicly owned company in 1991. Currently, we employ 970 workers and operate 62 sites in 26 states. As a leader in the automotive salvage industry, we are committed to supplying our customers with an efficient process to obtain the highest possible net salvage return and reduce claims cycle times. To accomplish this, we have implemented an operating plan that focuses on improving efficiency and remarketing vehicles at the highest possible price. The services we provide specifically meet our customers' needs by reducing their claims processing timeline and increasing their salvage returns.

Service Offerings

We provide insurance companies, car rental companies and other vehicle suppliers with cost-effective salvage solutions designed to quickly process and sell vehicles at the highest possible price. These services range from online vehicle assignment functionality available at the onset of the salvage disposition process, to comprehensive electronic reporting capabilities available during and after the process. We expedite the movement of vehicles in an effort to reduce storage expenses and strive to improve the ultimate selling price of total-loss vehicles. In addition, we offer other timesaving and value-enhancing packages such as appraisal, value enhancement, and Specialty Salvage services that meet the varying needs of our customers.

We provide our salvage buyers with convenient services that enable them to purchase vehicles either at a live auction (live or sealed bid) or through an online bidding process. Among these services are the tools found within the IAA Auction Center. This online environment provides instant access to auction lists featuring images and detailed descriptions of vehicles available for bid. The Auto Locator feature allows buyers to quickly search for the vehicles they need, while the "My Vehicle Profile" tool engages the efforts of our computer system to notify them whenever a particular type of vehicle becomes available. These tools are being adopted by buyers at a rapid pace and are increasing competition for vehicles throughout the system.

Enhancing Net Returns

Online Bidding System

Insurance Auto Auctions has made a significant commitment to leverage the Internet to market vehicles to an expanded buyer base, which makes doing business with the company more convenient for its customers. The IAA Auction Center, our online bidding system, allows registered buyers to view auction lists and vehicle images, as well as place bids online. Special tools enable users to track sale results for a particular vehicle as well as their own transaction history. The IAA Auction Center extends the reach of local auctions, enabling buyers to participate in the bid process from virtually anywhere. Increased bid activity helps bolster selling prices, which leads to higher net returns for our customers.

Enhancement Services

Studies have confirmed that appropriate value-enhancement services increase selling prices and yield higher net returns. At IAA, we offer enhancements based on a vehicle's condition and the potential return on investment. These value-based services typically fall into three categories:

- *Preservation* – Covering vehicles with a shrink-wrap protection inhibits the deterioration of salvage while the title is being transferred. Protecting vehicles with exposed engines, interiors and/or electrical components from dust and precipitation can yield much higher returns when vehicles are ultimately sold at auction.
- *Preparation* – Obtaining the highest possible price at auction often entails performing a variety of preparatory steps prior to the sale. These may include washing, detailing, repair and/or minor mechanical adjustments.
- *Presentation* – The manner in which a salvage vehicle is presented to buyers at auction can also impact the selling price. The Run & Drive® auction helps buyers see beyond damaged components by allowing

them to see and hear a vehicle operate under its own power. Likewise, Car Starting of non-drivable vehicles also enhances selling prices.

Specialty Salvage

Our Specialty Salvage Division is the nation's leading marketer of specialty salvage vehicles. We specialize in obtaining the highest possible selling price on such items as heavy equipment, large trucks, recreational vehicles, boats, farm equipment and exotic automobiles. Because this type of salvage does not typically sell at premium prices through the traditional auction facility channels, it requires customized marketing to match this unique salvage with appropriate buyers.



Using our proprietary database, we have the ability to present vehicles to thousands of pre-qualified buyers across the nation. We continuously update this network of more than 2,000 specialty salvage shoppers, many of whom have been part of our network for over 15 years. Additionally, the presence of our Specialty product on the Internet further expands the reach of these vehicles to potential buyers everywhere. Our proven record of obtaining returns that are significantly higher than our customers' "local-market bid" continues to make the Specialty Salvage Division a valuable part of our comprehensive salvage services.

Claims Cycle Time Reduction

CSAToday℠

Our newest interactive Web function, CSA*Today*, was developed to provide our customers with an easily accessible tool to first enter vehicles into the salvage system, then to track their performance in terms of both time and salvage recovery dollars. Prior to the introduction of this dynamic tool, Comprehensive Salvage Analysis (CSA) reports were prepared and delivered to customers quarterly. Now, however, with the introduction of CSA*Today*, customers have 24/7 access to a comprehensive data management solution that provides accurate, timely data for individual vehicles as well as entire claims offices or regions. Insurance company customers are using CSA*Today* to better manage the salvage disposition process and reduce cycle times. In



CSAToday℠ is the new electronic comprehensive salvage management tool IAA has created for its customers to completely manage the total-loss salvage disposition process. It provides insurance customers with the ability to assign vehicles to IAA, track their progress, and measure the results in any number of ways. Convenient online access makes CSAToday accessible from virtually anywhere, anytime.













1. Technological advancement has been and will continue to be a priority to help streamline operations and reduce expenses.
2. The IAA Auction Center provides buyers with the ability to bid on vehicles without having to physically attend the live auction.
3. IAA's expertise at transferring title documents adds value to insurance companies who are interested in closing claim files quickly.
4. The Run & Drive® auction improves selling prices by demonstrating the value of undamaged vehicle parts to buyers.
5. Shrink wrap protection covers exposed areas of damaged vehicles and prevents further deterioration that can be caused by dust and precipitation.









1. IAA appointed an elite group of managers from various areas of the company to drive the development of the next-generation computer system, ASAP (Automated Salvage Auction Processing). Sitting from left to right are Cheryl Crouch, Scott Williams, John Bean, Tab Edmundson, Albert Go, and Jay Storm.
2. Friendly, attentive service is an important part of IAA's commitment to both vehicle suppliers and the buyers to whom vehicles are sold.
3. IAA's Specialty Salvage Division is dedicated to optimizing returns on specialized vehicles including heavy trucks, equipment, boats and RV's.
4. Value enhancement services such as car washing, detailing and shrink wrapping improve selling prices. IAA performs these services based on a vehicle's condition and the potential return on investment.

addition, the system produces quarterly and annual trendline performance comparisons in virtually every category, providing salvage managers with the information needed to improve results.

Features of this state-of-the-art system include:

- An easier-to-use, faster system than its predecessor, DataLink®, with an enhanced look and feel
- The ability for claims managers to access data from multiple offices or regions, as well as the entire U.S.
- An improved Electronic Vehicle Assignment component that allows customers to use the Internet to electronically assign vehicles to IAA
- Enhanced Reports and Inquiry sections enabling customers to review file status information, notes, digital images, etc.
- An updated "Vehicles in Inventory" report that provides a quick snapshot of inventory aging
- A convenient link to completed appraisals performed through IAA's FastTrack® Appraisal program
- A revised "Average Salvage Value" report providing more accurate and useful information

Title Services

The prompt transfer of title is critical to the quick sale of salvage, and our expertise in the area of title transfer is a crucial element in our efforts to minimize cycle time. Accordingly, we offer a number of valuable services in this area. In some markets, we are electronically linked to the State DMV for inquiry and processing purposes. In others, we expedite the title transfer process through our relationship with CVR (Computerized Vehicle Registration). By automating as much of this very detail-oriented process as possible, we significantly help reduce errors as well as cycle time. Our experienced title specialists transform the complex and time consuming activity of title transfer into an efficient, worry-free solution for our customers by expediting the sale of salvage in accordance with state and federal law.

FastTrack® Appraisal Service

Our Fast*Track* Appraisal Service identifies, moves and appraises probable total-loss vehicles much more quickly than conventional claims processing, providing our customers with completed appraisals much faster than through conventional means. We eliminate many of the delays normally associated with traditional claims handling by combining this comprehensive appraisal service with our salvage service resources.

Completed Fast*Track* appraisals (including digital images) are transmitted electronically to a secure, password-protected Web site, providing adjusters with same-day access to the information via the Internet. The result is dramatic timeline reduction, significant cost savings and exceptional customer satisfaction.

During the past year, Fast*Track* has demonstrated a dramatic ability to reduce cycle time, which equates to a significant amount of reduced claims expense for our customers. In addition to significantly reducing the time and expense associated with shop storage charges and rental expense, Fast*Track* has helped our insurance company customers achieve improved customer satisfaction from their policyholders. As a result, this service has gained broad acceptance and continues to expand throughout the country.

FastTow® Towing Services

Our towing service is a cost efficient means of providing additional value-added service to our customers. With FastTow, vehicles are typically delivered to an IAA facility within one day of assignment in a given service area. FastTow also includes the verification and review of accrued shop charges advanced on our customer's behalf. In some markets towing services are performed with IAA-owned towing equipment. Elsewhere, towing services are outsourced to qualified towing contractors with whom we have established profitable working relationships.

FASTTRACK®
CHANGING THE APPROACH TO TOTAL-LOSS APPRAISAL



FastTrack cuts through many of the delays normally associated with conventional claims handling. The results is dramatic timeline reduction, significant cost savings and exceptional customer satisfaction.

Regulatory Environment

Our Government Affairs Department works closely with lobbyists across the country in an effort to ensure the adoption of sensible salvage laws. We do this by defending against State laws that would unnecessarily reduce the value of insurers' total-loss vehicles. Through this unique and specialized effort, we are able to affect legislation in a multitude of states throughout the country. Regular updates on legislative issues that may affect an insurer are provided to our customers.

Selected Financial Data

The tables below summarize the selected consolidated financial data of the Company as of and for each of the last five fiscal years. This selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The statement of earnings data for 2001, 2000, and 1999 and the balance sheet data as of December 30, 2001 and December 31, 2000 below have been derived from the Company's Consolidated Financial Statements that have been audited by KPMG LLP, independent certified public accountants, whose report is included herein. The statement of earnings data for 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 are derived from audited consolidated financial statements not included herein.

	2001	2000	1999	1998	1997
(in thousands except per share amounts)					
Selected Statement of Earnings Data:					
Revenue	**$292,990**	$333,176	$317,391	$287,063	$259,325
Earnings (loss) from operations[1]	**(5,209)**	17,894	23,904	14,081	9,756
Net earnings (loss)	**(4,360)**	10,489	13,705	7,181	4,495
Earnings (loss) per common share[2]	**(.37)**	.88	1.18	.63	.40
Weighted average common shares outstanding[2]	**11,940**	11,950	11,623	11,437	11,337

	2001	2000	1999	1998	1997
(in thousands)					
Selected Balance Sheet Data:					
Working capital	**$ 25,286**	$ 53,204	$ 46,989	$ 26,593	$ 25,708
Total assets	**278,204**	265,707	248,132	227,543	224,777
Long-term debt, excluding current installments	**103**	20,141	20,180	20,315	20,246
Total shareholders' equity	**188,994**	187,741	175,286	158,755	151,212

(1) Amount is after special charges of $8.0 million, $4.8 million, $1.6 million and $.8 million in 2001, 2000, 1998 and 1997, respectively.

(2) Earnings per share and weighted average common shares outstanding are presented on a diluted basis.

Common Stock Information

The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol IAAI. The following table sets forth the range of high and low per share sales information, available on Nasdaq Online[SM] for each quarter of 2001 and 2000. At March 25, 2002, the Company had 232 holders of record of its Common Stock, approximately 989 beneficial owners and 12,215,728 shares outstanding.

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth and development of its business. In addition, the Company's new financing agreement limits the Company's ability to pay cash dividends.

	Fiscal 2001		Fiscal 2000	
	High	**Low**	High	Low
First Quarter	**$14.25**	**$ 9.00**	$16.88	$13.56
Second Quarter	**17.00**	**11.75**	24.63	13.94
Third Quarter	**16.55**	**11.70**	23.88	14.13
Fourth Quarter	**16.05**	**10.76**	16.14	8.13

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion in this section contains forward-looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, projects, targeting, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's annual report on Form 10-K for the physical year ended Dec. 30, 2001. Among these risks are: accelerated departure from conducting business pursuant to the purchase agreement method of sale, which departure could adversely affect the Company's client base; fluctuations in the actual cash value of salvage vehicles; the quality and quantity of inventory available from suppliers; the ability to pass through increased towing costs; that vehicle processing time will improve; legislative or regulatory acts; competition; the availability of suitable acquisition candidates and greenfield opportunities; the ability to bring new facilities to expected earnings targets; the dependence on key insurance company contracts; the ability of the Company and its outside consultants to successfully implement standardized key processes throughout the Company's operations as well as the ability to successfully complete the re-design of the Company's information systems, both in a timely manner and according to costs and operational specifications; and the level of energy and labor costs.

Overview

Insurance Auto Auctions, Inc. offers insurance companies and other vehicle suppliers cost-effective salvage processing solutions principally on either a consignment or purchase agreement method of sale. The consignment method includes both a percentage of sale and fixed fee basis. The percentage of sale consignment method offers potentially increased profits over fixed fee consignment by providing incentives to both the Company and the salvage provider to invest in vehicle enhancements, thereby, maximizing vehicle selling prices. Under the percentage of sale and fixed fee consignment methods, the vehicle is not owned by the Company and only the fees associated with processing the vehicle are recorded as revenue. The proceeds from the sale of the vehicle itself are not included in revenue. Under the purchase agreement sales method, the vehicle is owned by the Company and, the proceeds from the sale of the vehicle are recorded as revenue.

In October 2001, the Company announced that it intended to accelerate its plan to discontinue offering the purchase agreement method of sale. Given the overall economics and risks associated with purchase agreement contracts, their level of performance has been unacceptable. In September 2001, the Company began advising its significant purchase agreement customers of this decision. The Company has successfully converted several significant customers to consignment-based contracts. As a result, in 2002, the vehicle assignments under the purchase agreement method are expected to fall to under 10% of all assignments received. Although the Company has found that these customers have been open to this change, there can be no guarantee that the Company will not lose some of its volume as a result of this effort.

The Company's operating results are subject to fluctuations, including quarterly fluctuations, that can result from a number of factors, some of which are more significant for sales under the purchase agreement method. Refer to the section "Factors That May Affect Future Results" for a further discussion of some of the factors that affect or could affect the Company's business, operating results and financial condition.

Acquisitions and New Operations

Since its initial public offering in 1991, the Company has grown through a series of acquisitions and opening of new sites to include 62 sites as of December 30, 2001. In 2001, the Company announced the acquisition of Pittsburgh Auto Salvage Service in Pittsburgh, Pennsylvania and Austin Salvage Pool in Austin, Texas. Both acquisitions were accounted for using the purchase method of accounting. The Company opened new operations in fiscal 2001 in Philadelphia, Pennsylvania; Albuquerque, New Mexico; Hartford, Connecticut; Longview, Texas and Grand Rapids, Michigan.

Results of Operations

Year Ended December 30, 2001 Compared to the Year Ended December 31, 2000

Revenues decreased to $293.0 million for the year ended December 30, 2001, from $333.2 million in 2000, a 12% decrease. This decline in revenues is primarily a result of reduced volume under the purchase agreement method of sale. Purchase agreement volume decreased from 26% of the total vehicles sold in 2000 to 19% of the total vehicles sold in 2001. Under the purchase agreement method, proceeds from the sale of the vehicle ("vehicle sales") are recorded as revenue. By comparison, under the lower-risk consignment fee based arrangements, the salvage provider fees are recorded as revenue. Buyer fees are recorded as revenue under both contract types. Revenue from vehicle sales of $138.4 million in fiscal 2001 decreased $62.5 million from $200.9 million in fiscal 2000. This decrease in revenue was partially offset by an increase in revenue related to salvage provider and buyer fees. Total volume increased slightly from 2000, but was down on a same store basis. Combined with unit volume and price increases, the conversion of contracts to consignment arrangements and the resulting change in contract mix contributed to a significant increase in fees for fiscal 2001. Revenue associated with fees increased $22.3 million in 2001 to $154.6 million versus $132.3 million in 2000.

Cost of sales decreased $41.2 million, or 17%, from $243.8 million in 2000 to $202.6 million in 2001. Consistent with the discussion above, this decrease is primarily attributed to lower vehicle costs resulting from the Company's shift away from the purchase agreement method of sale. Deterioration in the underlying economics on the purchase agreement contracts continued to have an adverse effect on profitability. The decrease in cost of sales attributed to the reduction in number of purchase agreement vehicles sold was offset, in part, by the costs related to the service provided to support increased volume of consignment units sold. In the fourth quarter 2001, the Company recorded a provision of $1.2 million for anticipated losses on vehicles remaining to be sold under old purchase agreements.

Direct operating expenses including corporate selling, general and administrative costs along with certain branch costs increased to $80.1 million for the year ended December 30, 2001, versus $62.8 million in 2000. The increase in operating expenses is primarily due to new facilities, the Houston flood and expenses associated with maintaining the company's existing computer infrastructure. The 2001 direct operating expenses include a full year impact of six new sites added in 2000 and the addition of seven new sites added during 2001. In 2001, the Company leased additional property and incurred additional expenses in order to process the substantial number of salvage vehicles resulting from the 2001 floods in Houston, Texas and surrounding areas.

As part of its substantial business transformation, the Company is providing visibility to several significant components of its cost structure. Business transformation costs and other unusual charges are discussed in detail in "Unusual Charges" below.

Interest expense for the year ended December 30, 2001, remained unchanged from the $1.8 million in 2000. Interest income decreased to $1.0 million for the year ended December 30, 2001, from $1.7 million in 2000. This reduction in interest income reflects lower levels of amounts invested throughout the year in addition to slightly lower interest rates.

Income tax benefit for the year 2001 of $1.6 million decreased $8.9 million from the income tax expense of $7.3 million for 2000. The Company's effective tax rate for the years 2001 and 2000 was 27% and 41%, respectively.

The Company's net loss for the year 2001 was $4.4 million, a decrease of $14.9 million from $10.5 million of earnings for the fiscal year 2000.

Unusual Charges

Unusual charges were recorded by the Company in both 2001 and 2000. In addition, the Company recorded amortization of goodwill in both 2001 and 2000; such amortization will cease in 2002. The unusual charges and amortization impacted earnings from operations and net earnings (loss) as follows (in thousands):

	For the Years Ended	
	Dec. 30, 2001	Dec. 31, 2000
Provision for losses on vehicles purchased under terminated agreements (included in cost of sales)[a]	**$ 1,248**	$ —
Business transformation costs[b]	**3,451**	—
Special charges[c]	**8,016**	4,772
Unusual charges	**12,715**	4,772
Amortization of intangible assets[d]	**4,055**	3,942
Impact on earnings (loss) from operations	**16,770**	8,714
Tax benefits relating to above items	**4,528**	3,573
Impact on net earnings (loss)	**$12,242**	$ 5,141
Net earnings (loss) as reported	**$ (4,360)**	$10,489
Net earnings excluding above items	**$ 7,882**	$15,630

(a) The Company successfully transitioned several large purchase agreement customers to consignment-based contracts. At year end, the Company recorded a provision of $1.2 million for anticipated losses on vehicles remaining to be sold under the old agreements.

(b) Business transformation costs include expenses relating to the systems redesign project, the business process re-engineering project, severance costs and accelerated depreciation pertaining to the Company's existing computer infrastructure.

(c) Special charges recorded during the year include: (1) $2.0 million for involuntary severance costs; (2) $2.5 million for abandonment of facilities including cancellation of a planned headquarters expansion; (3) $1.1 million for repositioning the Company's towing operations and other restructuring charges; (4) the write-off of $1.4 million of unamortized leasehold improvements due to changes in the estimated useful lives of specific assets; (5) a $1.0 million write-off of amounts due from the Company's previous insurance carrier, which was placed in liquidation.

Special charges recorded in 2000 included $3.0 million resulting from the abandonment or disposal of computer hardware and software, $1.2 million to cover expenses resulting from a plane crash at a Company facility in California, and other charges of $0.6 million.

(d) Intangible assets, primarily goodwill, which was recorded in connection with business combinations, has been amortized in accordance with APB Opinion No. 17. Commencing in 2002, in accordance with FASB Statement No. 142, amortization will no longer be required, but the carrying value of goodwill will be subject to write-down in the event of their impairment. Substantially all of the 2000 and 2001 amortization was for goodwill. Noncompete agreements and other intangible assets will continue to be amortized in the future. In 2002, the Company expects to record amortization of identifiable intangible assets of $0.3 million.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Revenues of the Company increased to $333.2 million for the year ended December 31, 2000, from $317.4 million in 1999, a 5% increase. Vehicle sales revenue reflected a decrease in the average selling price of cars sold under purchase agreements. Purchase agreement volume was flat when compared to 1999. Fee income increased 18% in 2000 versus 1999 reflecting increases in both volume and revenues per unit.

Cost of sales increased 4.2% to $243.8 million for the year ended December 31, 2000, compared to $233.9 million in 1999. The increase in cost of sales per unit occurred in the second half of the year and resulted from a combination of factors that include: regional title processing difficulties, a decrease in the profitability of vehicles sold under purchase agreement contracts, a shortfall in profitability associated with the Company's towing initiative, and increased tow charges stemming from higher fuel and labor costs. Approximately 24% of vehicles sold in 2000 were sold under the percentage of sale consignment method versus 16% for the same period in 1999. The purchase agreement sales method of processing accounted for 26% of total volume, compared with 28% for the same period in 1999.

Direct operating expenses increased to $62.8 million for the year ended December 31, 2000, versus $55.7 million in 1999. The increase is primarily a result of legal and consulting fees associated with the Company pursuing various strategic alternatives, expenses related to the Company upgrading its computer systems, an increase in variable costs due to the higher 2000 volume and increased facility costs.

The Company recorded a special charge of $4.8 million during the fourth quarter of 2000. The $4.8 million charge includes $3.0 million associated with the abandonment or disposal of computer hardware and software, $1.2 million to cover expenses related to the February 2000 plane crash that damaged the Company's facility in Rancho Cordova, California, and $0.6 million of other miscellaneous special charges. The after-tax charge of $2.8 million did not require any additional cash outflow.

Interest expense decreased to $1.8 million for the year ended December 31, 2000, from $2.0 million in 1999. Interest income increased to $1.7 million for the year ended December 31, 2000, from $1.3 million in 1999, reflecting higher levels of cash equivalents and short-term investments due to continued strong cash flow from operations in 2000.

Income taxes decreased to $7.3 million for 2000, from $9.5 million for 1999. This decrease is the result of the decrease in earnings. The Company's effective tax rate for the years 2000 and 1999 was 41%.

The Company's net earnings were $10.5 million, after special charges, for the year ended December 31, 2000, a 23% decrease from $13.7 million for the comparable period in 1999.

Financial Condition and Liquidity

At December 30, 2001, the Company had current assets of $98.9 million, including $24.5 million of cash and cash equivalents, current liabilities of $73.7 million and working capital of $25.2 million, a $28.0 million decrease from December 31, 2000. Current installments of long-term debt include $20.0 million of 8.6% senior notes that matured on February 15, 2002. These notes were reclassified to current liabilities in 2001, thus accounting for a majority of the decline in working capital compared to 2000.

The Company's accounts receivable increased $6.6 million from $48.1 million in 2000 to $54.7 million in 2001. Accounts receivable consists of both billed and unbilled balances due from the Company's salvage providers, typically large insurance companies. Unbilled balances represent various advance charges paid for by the Company on behalf of the salvage provider. These charges typically include storage and tow fees incurred at a temporary storage or repair shop prior to the Company moving the vehicle to one of its facilities.

At December 30, 2001, the Company's inventory balance of $13.5 million was $2.9 million more than in 2000. The Company records purchase agreement vehicles at the lower of their cost or estimated realizable value. The Company also capitalizes towing charges related to vehicles sold under the percentage of sale method as a component of inventory. In 2001, the decrease in inventory was due to the exit from purchase agreement sales off-set by the increase in inventoried tow costs associated with the increase in percent of sale vehicles on hand.

At December 30, 2001, the Company's indebtedness included 8.6% Senior Notes of $20.0 million that matured on February 15, 2002 and other debt aggregating $143,000, which bears interest at 8.0%. In February 2002, the Company entered into a new five-year $20 million unsecured credit facility that is expandable to $30 million upon syndication. The credit facility is a one-year revolver that converts into a four-year term loan. The Company entered into a swap arrangement to fix the interest rate at 5.6%.

Long-term liabilities include a post-retirement benefits liability that relates to the Company's prior acquisition of Underwriters Salvage Company. The amount recorded at December 30, 2001 for the post-retirement benefits liability is approximately $2.8 million.

Capital expenditures were approximately $20.8 million for the year ended December 30, 2001. These capital expenditures were primarily related to the acquisition and upgrading of new and existing facilities. The Company currently leases certain equipment, most of its facilities and other properties.

In February 2001, the Company acquired Pittsburgh Auto Salvage Service for $0.1 million in a cash transaction. In October 2001, the Company acquired Austin Salvage Pool for $5.9 million cash. These acquisitions were accounted for as purchases. The results of their operations are included in the Company's consolidated financial statements from the dates of their acquisition.

On September 7, 2000, the Company's Board of Directors authorized the purchase of up to 1,500,000 shares of its common stock. Purchases may be made from time to time in the open market, subject to the requirements of applicable laws, and, if made will be financed with existing cash and cash equivalents, marketable securities, and cash from operations. As of December 30, 2001, the Company had not purchased any shares pursuant to this authorization.

The Company believes that cash generated from operations and its borrowing capacity will be sufficient to fund capital expenditures and provide adequate working capital for operations for at least the next twelve months. Part of the Company's plan is continued growth through a combination of new facility start-ups, acquisitions, and the development of new claims processing services. At some time in the future, the Company may require additional financing. There can be no assurance that additional financing, if required, will be available on favorable terms.

Critical Accounting Policies

The preparation of the consolidated financial statement in conformity with accounting principals generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, as well as the related disclosures. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. As such, the Company continuously evaluates its estimates. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Goodwill

The Company has significant goodwill recorded in its consolidated financial statements. The Financial Accounting Standards Board has issued new pronouncements affecting goodwill and intangible assets, which are discussed in the next section. In accordance with the new standards, the Company will assess goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company would measure any impairment based upon a projected undiscounted cash flow.

Deferred Income Taxes

The Company has determined that it may not realize the full tax benefit related to the deferred tax asset. As such a valuation allowance to reduce the carrying value of the deferred tax assets has been recorded.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires identified intangible assets acquired in a business combination to be recognized as an asset apart from goodwill if they meet certain criteria. Management has adopted SFAS 141, which had no material impact on its consolidated financial statements for 2001.

SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. Identified intangible assets should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. Under the pronouncement, goodwill recorded as a result of acquisitions made subsequent to June 30, 2001 should not be amortized. Accordingly, the Company did not record any amortization related to the goodwill resulting from the October, 2001 acquisition of Austin Salvage Pool. Beginning in 2002, the Company will no longer amortize goodwill recorded prior to June 30, 2002 in accordance with SFAS 142. Instead, the Company will test these assets for impairment annually or when certain impairment indicators exist. In fiscal 2001, the Company recorded amortization expense related to intangible assets, primarily goodwill, of $4.1 million. In 2002, the Company expects to record amortization of identifiable intangible assets of $0.3 million.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method for such transactions. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company is in the process of evaluating the impact that adoption of SFAS No. 144 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

Consolidated Balance Sheets

(dollars in thousands except per share amounts)	**December 30, 2001**	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 24,467**	$ 30,938
Short-term investments	**2,131**	4,859
Accounts receivable, net	**54,674**	48,091
Inventories	**13,505**	10,588
Other current assets	**4,165**	3,112
Total current assets	**98,942**	97,588
Property and equipment, net		
Land and buildings	**11,358**	7,396
Furniture and fixtures	**1,804**	1,752
Machinery and equipment	**29,305**	27,143
Leasehold improvements	**29,737**	23,232
	72,204	59,523
Less accumulated depreciation and amortization	**32,549**	29,031
Net property and equipment	**39,655**	30,492
Investments in marketable securities	**512**	2,240
Deferred income taxes	**7,827**	5,123
Intangible assets, principally goodwill, net	**131,268**	130,264
	$278,204	$265,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	**$ 20,040**	$ 37
Accounts payable	**41,451**	38,176
Accrued liabilities	**10,920**	6,171
Accrued special charges	**1,245**	—
Total current liabilities	**73,656**	44,384
Long-term debt, excluding current installments	**103**	20,141
Other noncurrent liabilities	**3,279**	3,001
Deferred income taxes	**12,172**	10,440
Total liabilities	**89,210**	77,966
Shareholders' equity:		
Preferred stock, par value of $.001 per share. Authorized 5,000,000 shares; none issued.	**—**	—
Common stock, par value of $.001 per share Authorized 20,000,000 shares; issued and outstanding 12,162,290 and 11,715,936 shares as of December 30, 2001 and December 31, 2000, respectively.	**12**	12
Additional paid-in capital	**142,575**	136,962
Retained earnings	**46,407**	50,767
Total shareholders' equity	**188,994**	187,741
	$278,204	$265,707

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(dollars in thousands except per share amounts)	**2001**	2000	1999
Revenues:			
Vehicle sales	**$138,427**	$200,858	$204,785
Fee income	**154,563**	132,318	112,606
	292,990	333,176	317,391
Costs and expenses:			
Cost of sales	**202,588**	243,779	233,949
Direct operating expenses	**80,089**	62,789	55,741
Amortization of intangible assets	**4,055**	3,942	3,797
Business transformation costs	**3,451**	—	—
Special charges	**8,016**	4,772	—
Earnings (loss) from operations	**(5,209)**	17,894	23,904
Other (income) expense:			
Interest expense	**1,788**	1,833	1,970
Interest income	**(1,025)**	(1,717)	(1,271)
Earnings (loss) before income taxes	**(5,972)**	17,778	23,205
Income tax expense (benefit)	**(1,612)**	7,289	9,500
Net earnings (loss)	**$ (4,360)**	$ 10,489	$ 13,705
Earnings (loss) per share:			
Basic	**$ (.37)**	$ .90	$ 1.20
Diluted	**$ (.37)**	$ .88	$ 1.18
Weighted average shares outstanding:			
Basic	**11,940**	11,660	11,467
Effect of dilutive securities - stock options	**—**	290	156
Diluted	**11,940**	11,950	11,623

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(dollars in thousands)	Common Stock Number of shares	Common Stock Amount	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance at December 31, 1998	11,327,169	$11	$132,171	$26,573	$158,755
Stock options exercised	235,289	1	2,159	—	2,160
Deferred tax related to stock options exercised	—	—	494	—	494
Issuance of common stock in connection with the employee stock purchase plan	12,552	—	172	—	172
Net earnings	—	—	—	13,705	13,705
Balance at December 31, 1999	11,575,010	$12	$134,996	$40,278	$175,286
Stock options exercised	131,714	—	1,406	—	1,406
Deferred tax related to stock options exercised	—	—	389	—	389
Issuance of common stock in connection with the employee stock purchase plan	9,212	—	171	—	171
Net earnings	—	—	—	10,489	10,489
Balance at December 31, 2000	11,715,936	$12	$136,962	$50,767	$187,741
Stock options exercised	431,305	—	4,904	—	4,904
Deferred tax related to stock options exercised	—	—	539	—	539
Issuance of common stock in connection with the employee stock purchase plan	15,049	—	170	—	170
Net loss	—	—	—	(4,360)	(4,360)
Balance at December 30, 2001	**12,162,290**	**$12**	**$142,575**	**$46,407**	**$188,994**

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands)	**2001**	2000	1999
Cash flows from operating activities:			
Net earnings (loss)	**$(4,360)**	$ 10,489	$ 13,705
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**10,649**	9,641	9,135
Gain on disposal of property and equipment	**(439)**	(98)	(24)
Special charges	**8,016**	4,772	—
Changes in assets and liabilities (net of effects of acquired companies):			
(Increase) decrease in:			
Accounts receivable, net	**(6,673)**	(8,323)	(2,773)
Inventories	**(2,917)**	1,410	(769)
Other current assets	**(1,053)**	(1,457)	21
Other assets	**113**	109	190
Increase (decrease) in:			
Accounts payable	**3,221**	4,183	2,277
Accrued liabilities	**612**	(318)	(98)
Income taxes	**(970)**	(176)	733
Total adjustments	**10,559**	9,743	8,692
Net cash provided by operating activities	**6,199**	20,232	22,397
Cash flows from investing activities:			
Capital expenditures	**$(20,765)**	$(12,246)	$(10,623)
Investments, net	**4,456**	3,082	957
Proceeds from disposal of property and equipment	**4,094**	780	163
Payments made in connection with acquired Companies, net of cash acquired	**(6,033)**	(9,925)	—
Net cash used in investing activities	**(18,248)**	(18,309)	(9,503)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**5,613**	1,966	2,826
Principal payments of long-term debt	**(35)**	(137)	(216)
Net cash provided by financing activities	**5,578**	1,829	2,610
Net increase (decrease) in cash and cash equivalents	**(6,471)**	3,752	15,504
Cash and cash equivalents at beginning of year	**30,938**	27,186	11,682
Cash and cash equivalents at end of year	**$ 24,467**	$ 30,938	$ 27,186
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 1,733**	$ 1,738	$ 1,754
Income taxes	**$ 7**	$ 7,972	$ 8,234

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Principles

Background

Insurance Auto Auctions, Inc. (the Company) operates in a single business segment-providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions including selling total loss and recovered theft vehicles.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year financial information to conform to the current year presentation.

Fiscal Periods

Fiscal year 2001 ended on December 30 and consisted of 52 weeks. The 2000 and 1999 fiscal years ended on December 31.

Revenue Recognition

Revenue (including vehicle sales and fee income) is recognized upon payment by the buyer for the auctioned vehicle. Certain fee income, including towing, vehicle enhancements and storage is recognized as earned.

Cash Equivalents and Short-Term Investments

Cash equivalents consist principally of commercial paper. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company's short-term investment securities are principally instruments of state governments, agencies and municipalities. All short-term investment securities are classified as available-for-sale and are carried at fair value. The difference between the fair value and the amortized cost is immaterial. As a result, any gain or loss associated with recording the investment at fair value is reflected as current income (loss).

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories are charged to operations based upon the specific-identification method.

The Company has agreements to purchase total loss and recovered theft vehicles from insurance companies for a percentage of the vehicle's "actual cash value" (the estimated pre-accident fair value of the vehicle). The Company has acquired the majority of its inventory pursuant to these contracts.

Asset Impairment

As part of an ongoing review of the valuation and amortization of assets, management assesses the carrying value of the Company's assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that an asset will not be recoverable, as determined by an analysis of undiscounted cash flow over the remaining amortization period, the carrying value of the asset would be reduced to its estimated fair market value.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results will likely differ from these estimates.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the related assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the life of the lease, whichever is less.

Intangible assets, principally goodwill, are amortized over periods of 15 to 40 years on a straight-line basis. Accumulated amortization at December 30, 2001 and December 31, 2000 was $30.7 million and $26.6 million, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards.

Credit Risk

The Company sells its vehicles principally to customers throughout the United States under the purchase-agreement method, the fixed-fee-consignment method and the percentage-of-sale-consignment method. Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

Stock Compensation

The Company utilizes the intrinsic-value method of accounting for stock options. Accordingly, compensation expense is not recognized in the Consolidated Statement of Operations. The pro forma results related to the impact of applying the fair-value method of accounting for stock options are disclosed in Note 4.

Amortization of Goodwill

SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. Identified intangible assets should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. Under the pronouncement, goodwill recorded as a result of acquisitions make subsequent to June 30, 2001 should not be amortized. Accordingly, the Company did not record any amortization related to the goodwill resulting from the October, 2001 acquisition of Austin Salvage Pool. Beginning in 2002, the Company will no longer amortize either goodwill recorded prior to June 30, 2001 or any intangible assets with indefinite lives in accordance with SFAS 142. Instead, the Company will test these assets for impairment annually or when certain impairment indicators exist. In fiscal 2001, the Company recorded amortization expense related to intangible assets, primarily goodwill, of $4.1 million. In 2002, the Company expects to record amortization of identifiable intangible assets of $0.3 million.

(2) Long-Term Debt

Long-term debt is summarized as follows:

	2001	2000
	(dollars in thousands)	
Senior notes payable, unsecured, interest payable in semiannual installments through maturity at February 15, 2002, at 8.6%, principal due at maturity	**$20,000**	$20,000
Notes payable issued in connection with the acquisition of a subsidiary, unsecured, payable in monthly installments, including interest at 8%, with final payment due April 1, 2005	**143**	178
	20,143	20,178
Less current installments	**20,040**	37
	$ 103	$20,141

Total principal repayments required for each of the next five years under all long-term debt agreements are summarized as follows:

	(dollars in thousands)
2002	$20,040
2003	43
2004	47
2005	13
2006	$ —
	$20,143

The Senior Notes and line of credit require the Company to comply with certain covenants such as maintenance of net worth and limitations on debt. As of December 30, 2001, the Company was in compliance with these covenants.

In mid-February 2002, the Company entered into a new five-year $20 million unsecured credit facility with LaSalle Bank, a member of the ABN Amro Group. The credit facility is expandable to $30 million upon syndication. The credit facility is a one-year revolver that converts to a four-year term loan with a fixed interest rate of 5.6%. The one-year revolver carries a variable interest rate. The Company entered into an interest rate swap arrangement to fix the interest rate at 5.6%.

(3) Income Taxes

Income tax expense (benefit) is summarized as follows:

	2001	2000	1999
	(dollars in thousands)		
Current:			
Federal	**$ (530)**	$5,345	$8,088
State	**(111)**	900	1,323
	(641)	6,245	9,411
Deferred:			
Federal	**(878)**	865	42
State	**(93)**	179	47
	(971)	1,044	89
	$(1,612)	$7,289	$9,500

Deferred income taxes are comprised of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes a tax benefit may not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 30, 2001 and December 31, 2000 are presented below:

	2001	2000
	(dollars in thousands)	
Deferred tax assets attributable to:		
Depreciation	**$ 3,216**	$ 3,061
State net operating losses carried forward	**1,361**	1,088
Inventories	**896**	595
Other	**3,501**	1,291
Valuation allowance	**(1,147)**	(912)
Net deferred tax assets	**7,827**	5,123
Deferred tax liabilities attributable to:		
Intangible assets	**(12,172)**	(10,440)
Net deferred tax liabilities	**$ (4,345)**	$ (5,317)

The actual income tax expense differs from the "expected" tax expense computed by applying the Federal corporate tax rate to earnings before income taxes as follows:

	2001	2000	1999
	(dollars in thousands)		
"Expected" income taxes	**$(2,030)**	$6,045	$7,890
State income taxes, net of Federal effect	**(135)**	697	895
Nondeductible portion of amortization of intangible assets	**358**	358	358
Other	**195**	189	357
	$(1,612)	$7,289	$9,500

(4) Employee Benefit Plans

The Company adopted the Insurance Auto Auctions, Inc. 1991 Stock Option Plan (the 1991 Plan), as amended, presently covering 2,350,000 shares of the Company's common stock. The 1991 Plan provides for the grant of incentive stock options to key employees and nonqualified stock options and stock appreciation rights to key employees, directors, consultants and independent contractors. The 1991 Plan expires September 26, 2006. In general, new non-employee directors will automatically receive grants of nonqualified options to purchase 10,000 shares and subsequent grants to purchase 2,000 shares at specified intervals.

During 1995, the Company adopted the Insurance Auto Auctions, Inc. Supplemental Stock Option Plan (the 1995 Plan) covering 200,000 shares of the Company's common stock. The 1995 Plan provides for the grant of nonqualified stock options to employees, other than executive officers, consultants and other independent advisors who provide services to the Company. The 1995 Plan will expire on October 1, 2005.

Under the Plans, as of December 30, 2001, options to purchase an aggregate of 1,396,505 shares were outstanding at a weighted average exercise price of $14.48 per share and 244,556 shares remained available for future grant.

Activity under the Plans during 2001, 2000, and 1999 is as follows:

	2001 Shares	**Weighted Average Exercise Price**	2000 Shares	Weighted Average Exercise Price	1999 Shares	Weighted Average Exercise Price
Balance at beginning of year	**1,261,000**	**$14.20**	1,087,000	$15.01	1,195,000	$14.21
Options granted	**605,000**	**13.09**	359,000	11.62	188,000	12.99
Options canceled	**(38,000)**	**18.02**	(54,000)	22.12	(61,000)	14.52
Options exercised	**(431,000)**	**11.38**	(131,000)	10.67	(235,000)	9.52
Balance at end of year	**1,397,000**	**$14.48**	1,261,000	$14.20	1,087,000	$15.01
Options exercisable at end of year	**568,000**		775,000		780,000	

Additional information about options outstanding as of December 30, 2001 is presented below:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Price	Number of Options	Remaining Contractual Life (in years)	Exercise Price	Number of Options	Weighted Average Exercise Price
$ 7.00 to $10.00	49,000	4.34	$ 8.17	49,000	$ 8.17
10.38 to 13.95	1,046,000	7.51	12.06	269,000	11.48
14.13 to 23.25	158,000	4.79	16.71	107,000	17.34
28.63 to 37.50	143,000	2.07	31.95	143,000	31.95
$ 7.00 to $37.50	1,396,000	6.54	$ 14.48	568,000	$ 17.44

The Company applies APBO No. 25 in accounting for its plans, and accordingly, no compensation cost has been recognized for any stock options in the accompanying consolidated financial statements. Had the Company determined compensation expense based upon the fair value at the date of grant, as determined under Statement No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts as summarized below:

	2001	2000	1999
Pro forma earnings (loss) *(in thousands)*	**$(5,699)**	$9,840	$12,329
Pro forma earnings (loss) per share			
Basic	**$(0.47)**	$.84	$1.08
Diluted	**$(0.47)**	$.82	$1.06

The per share weighted average fair value of stock options granted during 2001, 2000 and 1999 was $9.20, $6.73 and $7.82, respectively, based upon grant date valuations using the Black-Scholes option pricing model with the following weighted average assumptions in 2001, 2000 and 1999 expected dividend yield of 0.0%, expected volatility of .88, .64 and .63, respectively; risk-free interest rate of 4.3%, 5.1% and 6.4%, respectively; and an average expected option life of 4.9, 5.1 and 5.4 years, respectively.

The pro forma net earnings and earnings per share reflect only those options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net earnings and earnings per share presented above because compensation cost is generally recorded over the options' vesting period, generally four years, and compensation cost for options granted prior to January 1, 1995 is not considered.

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 15% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 1999 to 2001, the Company matched 100% up to 4% of eligible earnings. Company contributions to the plan were $0.7 million in 2001, $0.7 million in 2000, and $0.5 million in 1999.

(5) Related Party Transactions

The Company recorded fee income of $2.7 million, $6.4 million and $5.4 million, in 2001, 2000 and 1999, respectively, related to the consignment sale of vehicles insured by Allstate Insurance Company ("Allstate") and recorded sales of $23.2 million, $28.8 million and $35.0 million, respectively, and cost of sales of $21.8 million, $26.7 million and $31.6 million, respectively, related to the purchase of Allstate-insured vehicles under the purchase agreement method. Allstate held 1,667,000 shares of the Company's common stock during the three years ended December 31, 2000; such shares were sold by Allstate in February 2001. See also Note 6 with respect to rentals under leases with other related parties.

(6) Commitments and Contingencies

The Company leases some of its facilities and certain equipment under operating leases with related and unrelated parties, which expire in April 2016. Rental expense for the years ended December 30, 2001 and December 31, 2000 and 1999, was $20.3 million, $15.9 million, and $12.2 million, respectively. The Company leases certain properties from a member of its Board of Directors and other properties from Allstate Insurance Company. The Company believes the terms of the leases are no less favorable than those available from unaffiliated third party lessors. Rental payments to related parties were $1.3 million, $1.2 million and $1.1 million for 2001, 2000 and 1999, respectively.

Minimum annual rental commitments for the next five years under noncancelable leases at December 30, 2001 are as follows:

	Unrelated parties	Related parties
	(dollars in thousands)	
2002	$17,347	$1,022
2003	14,720	731
2004	11,880	731
2005	8,399	369
2006	6,195	369
Thereafter	11,923	—
	$70,464	$3,222

The Company has compensation agreements with certain officers and other key employees.

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of its business. None of these claims are expected to have a material adverse effect on the Company's financial condition or operating results.

(7) Accumulated Postretirement Benefit Obligations

In connection with the acquisition of the capital stock of Underwriters Salvage Company (USC), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," costs related to the benefits are accrued over an employee's service life.

The Accumulated Postretirement Benefit Obligation (APBO) is a measure of the plan's liability, equivalent to the Projected Benefit Obligation used in pension accounting. The APBO is a factor in the expense calculation and is included in the table presented below. For retirees, it is the present value of all benefits expected to be paid from the plan.

A one-percentage point increase or decrease in the assumed health care cost trend rate for each future year would not have a material impact on the APBO. The assumed discount rate used to determine the APBO as of December 30, 2001, December 31, 2000 and 1999 was 7.0%, 7.5% and 7.8%, respectively. The Company recorded net post-retirement income of $63,000, $84,000 and, $169,000 for the years ended December 30, 2001, December 31, 2000 and 1999, respectively.

Reconciliation of funded status as of:

	2001	2000	1999
	(dollars in thousands)		
Medical	**$ (854)**	$ (747)	$ (840)
Life Insurance	**(332)**	(290)	(327)
Total APBO	**(1,186)**	(1,037)	(1,167)
Plan assets	**—**	—	—
Funded status	**(1,186)**	(1,037)	(1,167)
Unrecognized net loss from past experience	**(1,652)**	(1,964)	(2,011)
Accrued postretirement benefit cost	**$(2,838)**	$(3,001)	$(3,178)
Reconciliation of accumulated postretirement benefit cost:			
Accrued benefit cost	**$(3,064)**	$(3,262)	$(3,513)
Income	**63**	84	169
Contributions/premium paid	**63**	177	166
Accumulated postretirement benefit cost	**$(2,838)**	$(3,001)	$(3,178)

Effective January 20, 1994, the date of acquisition, the Company discontinued future participation for active employees.

(8) Special Charges

During the first quarter of 2001, the Company announced an organizational realignment and recorded special charges of $6.0 million. As part of this plan, the Company offered involuntary severance packages to approximately 30 staff employees primarily located at its headquarters and recognized $2.4 million in employee termination benefits associated with this workforce reduction. The Company also recorded approximately $1.7 million related to the abandonment of certain facilities including cancellation of a planned expansion at its headquarters building. The remaining balance includes amounts related to repositioning the Company's towing operations and other restructuring charges.

During the fourth quarter of 2001, the Company reviewed the adequacy of its accruals for special charges. The facilities closing accrual was increased by $0.8 million. The accrual for workforce reduction was decreased by $0.4 million and the accrual for the towing operations and other charges was decreased by $0.8 million. The changes in the accruals for special charges are summarized below.

	Workforce Reduction	Facility Closings	Towing and Other	Total
	(dollars in thousands)			
Special charges recorded in first quarter of 2001	$2,376	$1,739	$1,932	$6,047
Utilization of accrual	(1,878)	(1,016)	(1,067)	(3,961)
Adjustments recorded in fourth quarter of 2001	(423)	838	(815)	(400)
Total accrued special charges at December 30, 2001	$ 75	$1,561	$ 50	$1,686

As of December 30, 2001, $1.2 million of accrued special charges were classified as current liabilities, and $0.5 million was classified as a component of other nonrecurrent liabilities.

The Company recorded special charges of $2.4 million in the fourth quarter of 2001, including the write-off of $1.4 million of unamortized leasehold improvements due to changes in the estimated useful lives of the assets. Also included was a $1.0 million write-off of amounts due from the Company's previous insurance carrier, which was placed into liquidation.

During the fourth quarter of 2000, the Company recorded special charges of $4.8 million, including $3.0 million associated with the abandonment or disposal of computer hardware and software, $1.2 million to cover expenses related to the February 2000 plane crash that damaged the Company's facility in Rancho Cordova, California, and $.06 million of other special charges.

(9) Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2001 and 2000 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands except per share amounts)			
2001				
Revenue	**$77,844**	**$75,514**	**$70,966**	**$68,666**
Earnings (loss) from operations	**(2,701)**	**3,837**	**25**	**(6,370)**
Net earnings	**(1,645)**	**2,171**	**(206)**	**(4,680)**
Basic earnings (loss) per share	**$ (0.14)**	**$ 0.18**	**$ (0.02)**	**$ (0.39)**
Diluted earnings (loss) per share	**$ (0.14)**	**$ 0.18**	**$ (0.02)**	**$ (0.39)**
2000				
Revenue	$ 86,960	$ 84,276	$ 80,132	$ 81,808
Earnings (loss)from operations	7,139	8,793	4,017	(2,055)
Net (loss) earnings	4,181	5,195	2,359	(1,246)
Basic earnings (loss) per share	$ 0.36	$ 0.45	$ 0.20	$ (0.11)
Diluted earnings (loss) per share	$ 0.35	$ 0.44	$ 0.20	$ (0.11)

The sum of earnings per share for the quarters may not equal the full year amount due to rounding and the impact of changes in the average shares outstanding.

Independent Auditors' Report

The Board of Directors and Shareholders
Insurance Auto Auctions, Inc.:

We have audited the consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries, as of the end of fiscal years 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insurance Auto Auctions, Inc. and subsidiaries as of the end of fiscal years 2001 and 2000 and the results of their operations and their cash flows for 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Chicago, Illinois
March 1, 2002

Locations



Corporate Chicago Area
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-3939
Fax: 847-839-3678

Specialty Salvage
850 E. Algonquin Road, Ste 100
Schaumburg, IL 60173
Phone: 847-839-4222
Fax: 847-839-4223

4506 S. 52nd Street
Omaha, NE 68117
Phone: 800-323-0698

National Network
4226 E. Main Street
Grand Prairie, TX 75050
Phone: 972- 642-9988
Fax: 972-642-4017

Alabama
Birmingham
1600 Highway 150
Bessemer, AL 35022

Huntsville
16326 Ennis Road
Athens, AL 35613

Arizona
Phoenix
2299 W. Broadway Road
Phoenix, AZ 85041

California
Anaheim
2961 E. LaJolla Street
Anaheim, CA 92806

Colton
2800 S. Trade Avenue
Colton, CA 92324

East Bay
1055 N. Parkside Drive
Pittsburg, CA 94565

2780 Willow Pass Road
Bay Point, CA 94565

Fontana
13901 San Bernardino Ave.
Fontana, CA 92335

Los Angeles
18300 South Vermont Avenue
Gardena, CA 90248

North Hollywood
7245 Laurel Canyon Blvd.
N. Hollywood, CA 91605

Sacramento
11499 Douglas Road
Rancho Cordova, CA 95742

San Diego
10728 US Elevator Road
Spring Valley, CA 91978

San Jose
2233 S. 7th Street
San Jose, CA 95112

Connecticut
Hartford
47 Newberry Road
East Windsor, CT 06088

Florida
Tampa Bay
1208 17th Street East
Palmetto, FL 34221

Georgia
Atlanta
125 Old Highway 138
Loganville, GA 30052

Hawaii
Honolulu
91-445A Komohana St.
Kapolei, HI 96707

Idaho
Boise
3707 East Linden Street
Caldwell, ID 83605

Illinois
Chicago-North
110 E. Palatine Road, # B
Wheeling, IL 60090

Chicago-South
16425 S. Crawford Ave.
Markham, IL 60426

Chicago-West
280 E. Sullivan Road
Aurora, IL 60504-9731

Kansas
Kansas City
990 S. 68th Street
Kansas City, KS 66111

Maryland
Baltimore
7131 Virginia Manor Court
Laurel, MD 20707

Metro DC
14149 Brandywine Road
Brandywine, MD 20613

Massachusetts
Boston
10 Turnpike Street
West Bridgewater, MA 02379

Boston-North
164 Boxford Road
Rowley, MA 01969

Michigan
Detroit
28701 Hildebrandt
Romulus, MI 48174

Grand Rapids
700 100th Street SW
Byron Center, MI 49315

Minnesota
Minneapolis/St. Paul
1280 Jackson Street
St. Paul, MN 55117

Missouri
St. Louis
4460 Highway 162
Granite City, IL 62040

Nebraska
Omaha
4506 S. 52nd Street
Omaha, NE 68117

New Jersey
Northern New Jersey
700 Federal Blvd.
Carteret, NJ 07008

Central New Jersey
426 Texas Road
Morganville, NJ 07751

Southern New Jersey
250 Blackwood Barnsboro Rd.
Turnersville, NJ 08012

New Mexico
Albuquerque
4400 Broadway Blvd. SE
Albuquerque, NM 87105

New York
Long Island
66 Peconic Avenue
Medford, NY 11763

North Carolina
Charlotte
4015 Joe Street
Charlotte, NC 28206

Raleigh/Durham
171 Carden Road
Graham, NC 27253

Oregon
Eugene
1000 Bethel Drive
Eugene, OR 97402

Portland
4415 NE 158th Avenue
Portland, OR 97230

Portland-West
14335 SW Tualatin
Sherwood Rd.
Sherwood, OR 97140

Pennsylvania
Philadelphia
100 Industrial Way
Conshohocken, PA 19428

Pittsburgh
49 Bairdford Road
Gibsonia, PA 15044

South Carolina
Charleston
10941 Dorchester Road
Summerville, SC 29485

Greenville/Spartanburg
912 (Rear) Poinsett Highway
Greenville, SC 29609

Texas
Austin
1000 Dalton Lane
Austin, TX 78742

Corpus Christi
4701 Agnes Street
Corpus Christi, TX 78405

Dallas/Ft. Worth
4226 E. Main Street
Grand Prairie, TX 75050

Houston
12575 Hiram Clarke Road
Houston, TX 77045

Houston-North
6875 Will Clayton Parkway
Humble, TX 77338

Longview
5577 Highway 80 East
Longview, TX 75605

San Antonio
10475 Somerset Road
San Antonio, TX 78211

Virginia
Northern Virginia
15 Le Way Drive
Fredericksburg, VA 22406

Richmond
10390 Sadisco Drive
Ashland, VA 23005

Tidewater
211 Production Drive
Yorktown, VA 23693

Washington
Seattle
3130 D Street SE
Auburn, WA 98002

32400 148th St., SE
Auburn, WA 98092

Seattle-North
23219 State Route 9 SE
Woodinville, WA 98072

Spokane
8018 West Sunset Highway
Spokane, WA 99224

Wisconsin
Appleton
2591 S. Casaloma Drive
Appleton, WI 54914

Milwaukee
N70 W25277 Indian Grass
Lane
Sussex, WI 53089

Corporate Information

BOARD OF DIRECTORS

Joseph F. Mazzella
Chairman of the Board
Insurance Auto Auctions
Sr. Partner, Nutter
McClennen & Fish LLC

Thomas C. O'Brien
President and
Chief Executive Officer
Insurance Auto Auctions

Maurice A. Cocca
Director
Insurance Auto Auctions

Susan B. Gould
President
Gould & Associates

Peter H. Kamin
Partner
ValueAct Capital Partners, L.P.

Melvin R. Martin
General Partner
MRM Investments L.P.

Jeffrey W. Ubben
Managing Partner
ValueAct Capital Partners, L.P.

John K. Wilcox
Director
Insurance Auto Auctions

EXECUTIVE OFFICERS

Thomas C. O'Brien
President and
Chief Executive Officer

David R. Montgomery
Sr. Vice President
Chief Operating Officer

Scott P. Pettit
Sr. Vice President - Finance
Chief Financial Officer
and Secretary

Donald J. Hermanek
Sr. Vice President,
Sales and Marketing

Edward N. Fares
Sr. Vice President and
Chief Information Officer

Peter B. Doder
Vice President
Business Development

Sidney L. Kerley
Vice President, Corporate
Counsel, Asst. Secretary

Marcia A. McAllister
Vice President
Government Affairs

TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
P. O. Box 43023
Providence, RI 02940-3023
Phone: 816-843-4299
www.EquiServe.com

ANNUAL MEETING

The Company's Annual Meeting for shareholders will be held on Wednesday, June 19, 2002 at 10:00 AM at the Wyndham Hotel 400 Park Boulevard, Itasca, Illinois 60143

STOCK LISTING

Nasdaq National Market
Symbol: **IAAI**

FORM 10-K

Shareholders may obtain without charge a copy of the Form 10-K annual report to the Securities and Exchange Commission that provides certain additional information. Address request to the Corporate Secretary by mail or telephone to the corporate offices. A copy may also be requested through the Internet.

Corporate Headquarters

850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-3939
www.iaai.com

Specialty Salvage Division

850 E. Algonquin Road
Suite 100
Schaumburg, IL 60173
Phone: 847-839-4222

Safe Harbor Statement

This Annual Report contains forward-looking information that is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, projects, targeting, potential or contingent," the negative of these terms or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's annual report on Form 10-K for the fiscal year ended December 30, 2001. Among these risks are: accelerated departure from conducting business pursuant to the purchase agreement method of sale, which departure could adversely affect the Company's client base; fluctuations in the actual cash value of salvage vehicles; the quality and quantity of inventory available from suppliers; the ability to pass through increased towing costs; that vehicle processing time will improve; legislative or regulatory acts; competition; the availability of suitable acquisition candidates and greenfield opportunities; the ability to bring new facilities to expected earnings targets; the dependence on key insurance company contracts; the ability of the Company and its outside consultants to successfully implement standardized key processes throughout the Company's operations as well as the ability to successfully complete the re-design of the Company's information systems, both in a timely manner and according to costs and operational specifications; and the level of energy and labor costs.

Design: Creative Design Board, Chicago, IL



Insurance Auto Auctions, Inc.
850 East Algonquin Road, Suite 100
Schaumburg, IL 60173

1/847/839-3939
www.iaai.com